

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Jack Wagenti
Chief Financial Officer
American International Ventures, Inc.
15105 Kestrelglen Way
Lithia, FL 33547

> **Re: American International Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2018**
> **File No. 000-30368**

Dear Mr. Wagenti:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining